UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 8)

CAREMARK RX, INC.
(Name of Subject Company (Issuer))
EXPRESS SCRIPTS, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

141705103
(CUSIP Number of Class of Securities)

Edward Stiften
Senior Vice President and Chief Financial Officer
Express Scripts, Inc.
13900 Riverport Drive
Maryland Heights, Missouri 63043
(314) 770-1666
Thomas M. Boudreau
Senior Vice President and General Counsel
Express Scripts, Inc.
13900 Riverport Drive
Maryland Heights, Missouri 63043
(314) 770-1666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Lou R. Kling
Howard L. Ellin
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*: $ 24,880,565,862.78	Amount of Filing Fee**: $ 2,662,220.55
*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 446,048,151 shares of Caremark Rx, Inc. common stock (which is the sum of (x) 426,541,731 shares of Caremark Rx, Inc. common stock outstanding and (y) 20,097,600 shares of Caremark Rx, Inc. common stock issuable upon the exercise of outstanding options, each as of December 14, 2006 (in the case of (x) and (y), as reported in the joint proxy statement/prospectus of Caremark Rx, Inc. and CVS Corporation contained in the Registration Statement on Form S-4 filed by CVS Corporation filed with the Securities and Exchange Commission on December 19, 2006, as amended January 9, 2007), less (z) 591,180 shares of Caremark Rx, Inc. common stock owned by KEW Corp., a wholly owned subsidiary of Express Scripts, Inc.) and (ii) $55.78, the average of the high and low sales prices of Caremark Rx, Inc. common stock as reported on the New York Stock Exchange on January 11, 2007.

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$ 2,662,220.55	Form or registration no.:	Form S-4 (333-140001) and Schedule TO
Filing Party:	Express Scripts, Inc.	Date Filed:	January 16, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

ITEMS 1 THROUGH 11
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 8 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 16, 2007, as amended by Amendment No. 1 thereto filed on January 17, 2007, Amendment No. 2 thereto filed January 23, 2007, Amendment No. 3 thereto filed January 24, 2007, Amendment No. 4 thereto filed January 31, 2007, Amendment No. 5 thereto filed February 2, 2007, Amendment No. 6 thereto filed February 2, 2007 and Amendment No. 7 thereto filed February 5, 2007 (as amended, the “Schedule TO”) by Express Scripts Inc., a Delaware corporation (“Express Scripts”) in connection with Express Scripts’ offer to exchange all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Caremark Rx, Inc., a Delaware corporation (the “Company”) for (i) $29.25 in cash, net to the seller in cash (less applicable withholding taxes and without interest) and (ii) 0.426 shares of Express Scripts common stock, par value $0.01 per share (the “Express Scripts Common Stock”) per Share upon the terms and conditions set forth in (1) the Offer to Exchange (as defined below) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Exchange.
     Express Scripts has filed Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-140001) relating to the offer and sale of the Express Scripts common stock to be issued to holders of the Company’s Shares in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibits (a)(4)(A) and (a)(1)(B) hereto.
ITEMS 1 THROUGH 11
     Items 1, 2, 4, 5, 7, 8, 10 and 11 of this Schedule TO are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4)(A) hereto.
     In addition, the information set forth below regarding Express Scripts and Caremark is incorporated by reference into these Items 1 through 11. The SEC allows Express Scripts to incorporate information into this Schedule TO “by reference,” which means that Express Scripts can disclose important information to Caremark stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Express Scripts and Caremark and their financial condition.

Express Scripts Filings (File No. 0-20199):	Period

Annual Report on Form 10-K	Fiscal Year Ended December 31, 2005, as filed on February 23, 2006 and as amended by a Form 10-K/A filed on May 8, 2006 and as amended by a Form 8-K filed on January 16, 2007
The description of the Common Stock (previously known as the Class A Common Stock) as contained in Item 1 of the Express Scripts’ Registration Statement on Form 8-A filed May 12, 1992, as updated by Express Scripts’ Prospectus dated November 1, 2000 (filed November 2, 2000) under the caption “Description of Capital Stock,” the Express Scripts’ Proxy Statement dated April 9, 2001 under the caption “IV. Proposed Amended and Restated Certificate of Incorporation,” Express Scripts’ Proxy Statement dated April 16, 2004 under the caption “II. Proposal to Approve and Ratify an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock,” and the Express Scripts’ Proxy Statement dated April 18, 2006 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock from 275,000,000 to 650,000,000,” including any amendment or report filed for the purpose of updating such description.

The description of Express Scripts rights plan as

Express Scripts Filings (File No. 0-20199):	Period

contained in Item 1 of the Express Scripts’ Registration Statement Registration Statement on Form 8-A, filed on July 31, 2001, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal Quarter ended on March 31, 2006, as filed on April 26, 2006 and as amended by a Form 10-Q/A filed on April 27, 2006 and by a Form 10-Q/A filed on May 8, 2006

Fiscal Quarter ended on June 30, 2006, as filed on July 26, 2006

Fiscal Quarter ended on September 30, 2006, as filed on October 24, 2006

Current Reports on Form 8-K	Filed on October 14, 2005 and amended by Form 8-K/A filed on December 22, 2005, March 7, 2006, May 4, 2006, May 24, 2006 (which does not include information deemed “furnished”), December 18, 2006, December 29, 2006, January 4, 2007, January 8, 2007 (two reports), January 16, 2007 (two reports), January 17, 2007, January 24, 2007, January 31, 2007, February 2, 2007 (two reports) and February 5, 2007

Proxy Statement on Schedule 14A	Filed on April 18, 2006

Caremark Filings (File No. 001-14200):	Period

Annual Report on Form 10-K (except for the report of Caremark’s independent public accountants contained therein which is not incorporated herein by reference because the consent of Caremark’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act of 1933, as amended, been granted to Express Scripts by the SEC)
Fiscal year ended December 31, 2005, as filed on March 2, 2006

Quarterly Reports on Form 10-Q	Fiscal quarter ended on March 31, 2006, as filed on May 9, 2006

Fiscal quarter ended on June 30, 2006, as filed on August 9, 2006

Fiscal quarter ended on September 30, 2006, as filed on November 9, 2006

Current Reports on Form 8-K	Filed on March 24, 2004 and amended by a Form 8-K/A filed on June 7, 2004, February 3, 2006, May 17, 2006, May 18, 2006, August 23, 2006, September 6, 2006, November 3, 2006, December 19, 2006 and December 21, 2006, January 4, 2007, January 8, 2007, January 9, 2007, January 17, 2007, January 19, 2007, January 23, 2007 and January 31, 2007

Proxy Statement on Schedule 14A	Filed April 7, 2006

Solicitation/Recommendation on Schedule 14D-9	Filed on January 24, 2007, as it may be amended from time to time

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ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(4)(A)	Prospectus/Offer to Exchange relating to Express Scripts common stock to be issued in the Offer (incorporated by reference to Amendment No. 1 to the Express Scripts Registration Statement on Form S-4, filed February 6, 2007)
(h)(1)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Amendment No. 1 to the Express Scripts Registration Statement on Form S-4, filed February 6, 2007)

5

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

EXPRESS SCRIPTS, INC.
By:	/s/ Thomas M. Boudreau
	Name:	Thomas M. Boudreau
	Title:	Senior Vice President and General Counsel

Date: February 6, 2007

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Intentionally Omitted
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007) *
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007) *
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007) *
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007) *
(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007) *
(a)(4)(A)	Prospectus/Offer to Exchange relating to Express Scripts common stock to be issued in the Offer (incorporated by reference to the Express Scripts Registration Statement on Form S-4/A filed on February 6, 2007)
(a)(5)(A)	Form of Summary Advertisement published in the Wall Street Journal on January 17, 2007 (incorporated by reference to Express Scripts’ Rule 425 filing on January 17, 2007) *
(a)(5)(B)	Investor Presentation, dated January 16, 2007 (incorporated by reference to Express Scripts’ Rule 425 filing on January 16, 2007) *
(a)(5)(C)	Transcript of Investor Presentation, dated January 16, 2007 (incorporated by reference to Express Scripts’ Rule 425 filing on January 16, 2007) *
(a)(5)(D)	Express Scripts press release, dated January 16, 2007 (incorporated by reference to Express Scripts’ Current Report on Form 8-K, filed on January 17, 2007) *
(a)(5)(E)	Express Scripts e-mail to employees (incorporated by reference to Express Scripts’ Rule 425 filing on January 22, 2007)*
(a)(5)(F)	Express Scripts press release, dated January 24, 2007 (incorporated by reference to Exhibit 99.1 to Express Scripts’ Current Report on Form 8-K, filed on January 24, 2007)*
(a)(5)(G)	Express Scripts Investor Presentation, dated January 24, 2007 (incorporated by reference to Express Scripts’ Rule 425 filing on January 24, 2007)*
(a)(5)(H)	Express Scripts press release, dated January 31, 2007 (incorporated by reference to Exhibit 99.1 to Express Scripts’ Current Report on Form 8-K, filed on January 31, 2007)*
(a)(5)(I)	Express Scripts press release, dated January 31, 2007 (incorporated by reference to Exhibit 99.2 to Express Scripts’ Current Report on Form 8-K, filed on January 31, 2007)*
(a)(5)(J)	Express Scripts press release, dated February 1, 2007 (incorporated by reference to Exhibit 99.1 to Express Scripts’ Current Report on Form 8-K, filed on February 2, 2007)*
(a)(5)(K)	Express Scripts press release, dated February 2, 2007 (incorporated by reference to Exhibit 99.1 to Express Scripts’ Current Report on Form 8-K, filed on February 2, 2007)*
(a)(5)(L)	Express Scripts Investor Presentation, dated February 2007 (incorporated by reference to Express Scripts’ Rule 425 filing on February 2, 2007)*

EXHIBIT NO.	DOCUMENT
(a)(5)(M)	Express Scripts e-mail to employees (incorporated by reference to Express Scripts’ Rule 425 filing on February 2, 2007)*
(a)(5)(N)	Express Scripts press release, dated February 5, 2007 (incorporated by reference to Exhibit 99.1 to Express Scripts’ Current Report on Form 8-K, filed on February 5, 2007)*
(b)	Commitment letter, dated December 18, 2006, from Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, Citigroup Global Markets Inc. and Citicorp North America, Inc.*
(d)	Not Applicable
(g)	Not Applicable
(h)(1)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Amendment No. 1 to the Express Scripts Registration Statement on Form S-4, filed February 6, 2007)

*	Previously filed.